EXHIBIT 99.1

North American Construction Group Ltd. Announces Award of Australian Civil Construction Project

ACHESON, Alberta, Dec. 11, 2024 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced that the MacKellar Group (“MacKellar”) has been awarded an early works and development contract by a major copper producer in the Australian state of New South Wales. The project involves a wide range of production-related activities required for mining but is primarily based on the establishment of site infrastructure in a new mining area, initial overburden removal, and the closure of a previously used reclamation facility.

The award of this project, expected to generate approximately $100 million in revenue, is from a new customer based in New South Wales, a region that is also new to MacKellar, reflecting our objective of geographic and customer diversification. The project is set to begin in the first quarter of 2025 and completion is scheduled for the second quarter of 2026. The scopes will be completed at an operational long-life copper mine which operates continuously seven days a week, twenty-four hours a day. The heavy and light equipment required for the various work scopes will be sourced from existing owned and leased fleet with the majority of the fleet being equipment that has been transported from Canada.

“We are excited with this entry into the New South Wales region and are eager to meet and exceed our client’s expectations,” said Barry Palmer, Chief Operating Officer of NACG and Regional President of MacKellar Group. “With the award complete, we now turn to the important task of a safe productive mobilization on site. This is a critical project for both our customer’s success in ramping up their mine production and our success as a mining and infrastructure contractor in the New South Wales region.”

“Our Australian operations continue to build on its strengths and we are proud that this project aligns with our strategic objective of customer, commodity and geographic diversification. I would like to welcome this customer to MacKellar as we look to establish another longstanding relationship built on world-class safety and operational excellence,” said Joe Lambert, President and Chief Executive Officer.

For clarity, the scopes included in this award were contemplated as unsecured work to be completed by existing fleet in the outlook for 2025 provided on December 5, 2024. While improving overall visibility and line of sight to now being over 90% of our combined revenue midpoint for 2025, this award does not increase our estimated ranges for next year.

About the MacKellar Group
Operating since 1966, and as a wholly owned subsidiary of NACG since 2023, MacKellar has an enviable reputation for performance and reliability. MacKellar specializes in heavy earthmoving equipment solutions and has a proud history executing mining and civil earthworks projects.

About NACG
NACG is one of Canada and Australia’s largest providers of heavy construction and mining services. For more than 70 years, NACG has provided services to the mining, resource, and infrastructure construction markets. For more information about North American Construction Group Ltd., visit www.nacg.ca.

For further information, please contact:
Jason Veenstra, CPA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: ir@nacg.ca

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “estimated” or similar expressions, including the anticipated revenues and backlog to be generated by the contract. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject are highlighted in the Company’s MD&A for the year ended December 31, 2023 and quarter ending September 30, 2024. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.